082-34955

Head Office - Secretariat of the Bank
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

bank hapoalim

RECEIVED

Date: 24 January 2008

Office of International Corporate Finance
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549, U.S.A.

SUPPL

RE: **Bank Hapoalim B.M. Documents Furnished Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 File No. 082-34955**

Ladies and Gentlemen:

On behalf of Bank Hapoalim, a company organized under the laws of the State of Israel (the "Company"), we submit the following information under Rule 12g3-2(b)(1)(iii) with respect to the Company in order to maintain our 12g3-2(b) exemption from the registration requirements of Section 12(g) of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) under the Exchange Act.

Pursuant to Rule 12b3-2(b)(1)(iii) and 12b3-2(b)(4) under the Exchange Act, we are enclosing one copy of each of the documents set forth in Annex A.

All information and documents are being furnished under Rule 12g3-2(b)(1) with the understanding that such information and documents will not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions or comments regarding the foregoing, please contact the Secretary of the Bank, by tel. (+972) 3-5673800 or by fax (+972) 3-5674576. Thank you for your attention to this matter.

PROCESSED
FEB 04 2008
THOMSON FINANCIAL

08000464

Very truly yours,

Bank Hapoalim B.M.

Yoram Weissbrem
Secretary of the Bank

1/31

List of Documents Submitted Herewith to the
Commission Pursuant to Rule 12g3-2(b)(iii)

	Subject	Date	Schedule
1.	*Circular Offering*	*20/01/2008*	*1*
2.	*Circular Offering*	*20/01/2008*	*2*
3.			*3*
4.			*4*
5.			*5*
6.			*6*
7.			*7*
8.			*8*
9.			*9*
10.			*10*
11.			*11*
12.			*12*
13.			*13*
14.			*14*
15.			*15*
16.			*16*
17.			
18.			
19.			
20.			

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 1

Date: 20 January 2008

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, (**"the Offering Circular Particulars Regulations"**), Bank Hapoalim B.M., (**"the Bank"**) respectfully gives notice that on 31 December 2007, the board of directors of the Bank resolved to offer the bank's tenured employees the fifth portion of the options (**"the Options"**), pursuant to the options plan for the bank's tenured employees which was adopted by the Board of Directors from it's resolution on 30 May, 2004 (**"the Plan"**).

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the fifth portion of options to the employees by virtue of the Plan, as set forth in the Offering Circular, namely, the grant of 4 million options, and additional amount of options equal to the amount of options expired or not allotted, for any reason, from the first, second, third and fourth portions (as set forth in the Offering Circular).

Yours faithfully,

Bank Hapoalim B.M.

(-)	*(-)*
D. Klausner	**E. Eisdorfer**
Member of the Board of Management	Manager of Human Resources

Bank Hapoalim B.M. (the "Company")

Circular to Employees

Regarding an offer of options to the Company's tenured employees pursuant to Section 15b of the Securities Law, 5728-1968 and the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

There are hereby offered

4,000,000 options (not-listed for trading) exercisable for up to 4,000,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments set out in the option plan adopted by the Board of Directors of the Company on 30th May, 2004 ("the Plan") plus an additional amount of options (not-listed for trading), not to exceed **171,000**, which shall be equal to the amount of options that expired and were not allotted and also a quantity of options which were not allotted for any reason from the first, second, third and fourth portions in total of up to 16,000,000 options allotted by the Company to its employees on 8th August, 2004, 7th February, 2005, 7th February, 2006 and 7th February, 2007 pursuant to the Plan and the Circulars published on 4th July, 2004, 12th January, 2005, 15th January, 2006 and 21st January, 2007 (the **"First Portion", the "Second Portion"**, the **"Third Portion"** and the **"Fourth Portion"** respectively), (jointly, **the "Options"**). The Options are offered without consideration, to all the Company's tenured Israeli employees, as determined by the Company, being approximately 10,000 in number ("**Tenured Employees**"), as set out in the Circular, provided they are not and will not be interested parties in the Company as that term is defined in the Securities Law, 5728-1968 ("**Interested Parties**"). The number of Options that will be granted to each Employee will be determined by the Board of Directors according to criteria that take account of the Tenured Employee's salary, including his seniority and position.

January 20th, 2008

Chapter 1 - General

1.1 The Options Offered

4,000,000 options, not listed for trading, are being offered without consideration and exercisable for up to 4,000,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments set out in the Plan, plus an additional number of options not listed for trading, not to exceed 171,000 Options, which shall be equal to the number of options that have expired and were not allotted and also a number of options that were not allotted, for any reason whatsoever, out of the First Portion, the Second Portion, the Third Portion and the Fourth Portion. The Options under this Circular may be allotted no later than the date on which the Periodic Report of the Company for the year 2007 is published or the date prescribed by law for publishing such report, whichever comes first.

The Options being offered, constitute approximately 0.330% of the Company's issued and paid-up share capital on the date they are granted, and approximately 0.326% of the Company's issued and paid-up share capital, assuming full dilution (full dilution meaning on the assumption that all the Options that will have been granted to the Company's employees, its officers, directors of the Group, consultants and other service-providers of the Company, including the Options being offered under this Circular, will be exercised into shares, without taking into account the subordinated notes issued by the Company).

The Options are offered within the framework of an Options issue plan to the Company's Employees (**the "Plan"**) according to the capital gains track under Section 102(b)(2) of the Income Tax [New Version] Ordinance, 5721-1961 (**the "Ordinance"**) and the rules enacted thereunder, as modified from time to time (**the "Rules"**). Allocation of the Options will be implemented in accordance with the approval granted to the Company by the Taxes Authority on 29th June, 2004.

According to the Plan, 24,000,000 Options will be allotted to Tenured Employees to purchase up to 24,000,000 ordinary registered shares of NIS 1.00 nominal value each of the Company, in a manner whereby in each of the six years of the existence of the Plan, commencing 2004 to and including 2009, 4,000,000 options will be allotted that are exercisable into up to 4,000,000 ordinary registered shares of the Company, subject to the adjustments set out in the Plan and to the approval of the Stock Exchange for the listing of the shares arising from the unregistered Options. In each year of the Plan's existence, a circular or other report will be published, as required by law, regarding the offer of the options allotable in such year, according to the Plan, as aforesaid. The Options according to the Plan will be allotted in each year at the sole discretion of the Board of Directors, to all the employees who were tenured on 31st December of the year preceding the date of the allotment of the options and who are tenured employees on the date of the actual allotment, and whose salaries are payable on a monthly basis by the Company (or by a corporation to which employees have been posted that is controlled by the Company), except

for a tenured employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, a tenured employee who is on unpaid leave for the period of a year or less will be deemed to be a tenured employee of the Company). The number of options which will be granted to each Employee will be determined by the Board of Directors according to criteria that take into account the salary of the Tenured Employee, including his seniority and position.

Notwithstanding the foregoing, whenever Options are granted to the entire group of Tenured Employees, the Company may retain a certain number of options in order to ensure that the grant to each employee has been made in accordance with the criteria fixed by the Board of Directors (**the "Rectification Quantity"**) provided the Rectification Quantity will be distributed to the Tenured Employees on a later date pursuant to the aforesaid criteria, so that the overall number of options that may be granted throughout all the years of the existence of the Plan, will be such number as are exercisable into a total number of 24,000,000 shares of the Company.

The Options offered according to this Circular, in the fifth year of the existence of the Plan, 2008, are offered without consideration, at the sole discretion of the Board of Directors, to all the Company's Israeli Tenured Employees as set forth in paragraph 1.2 hereof.

Each Option will be exercisable into one ordinary registered share of NIS 1.00 nominal value of the Company, in exchange for payment of an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or to any other index.

The vesting period of the allotted Options to each Eligible Employee (as defined in Clause 1.2 hereof) will be such as to enable the Options to be exercised during the 12 month period starting 48 months after the 1st day of January in the year in which the Options were allotted (**the "Exercise Period"**). The vesting period will, unless otherwise directed by the Board of Directors, only include those periods during which the Employee was employed by the Company or is on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole discretion, make provision for the acceleration of the vesting period for all or any of the Options or for the removal of the restrictions pertaining to the exercise of the Options, all subject to law.

In the event of the expiry and/or cancellation of a right to exercise an option into a share according to the Plan for any reason, the share in question will revert to the pool of 24,000,000 shares retained in the Company's registered capital for purposes of the Plan (**the "Retained Shares"**), and the Company will, subject to the remaining terms of the Plan, allot a new Option exercisable for the same share on

the next following allotment date, as prescribed by the Plan and subject to the provisions of any law and subject to the approval of the Stock Exchange. The exercise mentioned above will only be made on a Business Day (as defined in paragraph 2.3 hereof).

These Options are offered pursuant to the resolutions of the Company's Board of Directors of 30th May, 2004, to adopt an option plan for the Company's Tenured Employees and its resolution of 31st December, 2007 regarding the granting of the Options in accordance with the Plan and this Circular on 17th February, 2008.

For further details regarding the Options offered and the exercise shares - see Chapters 2 and 3 below.

For details concerning the exercise of voting rights and rights to dividends attached to the Exercise Shares (as defined in paragraph 1.3 hereof), so long as the Exercise Shares are deposited with the Trustee, as explained below – see paragraphs 2.8.3, 2.8.4 and 2.8.5. For details concerning the provisions of the Company's Articles of Association in connection with the rights attaching to the Company's shares (and to the Exercise Shares) – see Chapter 3 below.

1.2 **Eligible employees and defining their entitlement**

This Offer is addressed, at the sole discretion of the Board of Directors, to all the employees who were/will be tenured employees of the Company on December 31, 2007, even if they are posted to another company, that is controlled by the Company, in Israel or abroad[1]and were Tenured Employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a corporation to which they are posted that is controlled by the Company) except for a Tenured Employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, a Tenured Employee who is on unpaid leave for a period of a year or less will be deemed to be a Tenured Employee of the Company), provided they are not and will not be Interested Parties of the Company, (**the "Eligible Employees"**), in a manner whereby each Eligible Employee will be entitled to receive without consideration, the number of Options specified in the allotment document that will be submitted to each Eligible Employee. The number of Options offered to each Eligible Employee has been determined on the basis of criteria that take into account the Eligible Employee's salary, including his seniority and position. The Eligible Employees hold positions at various levels within the Company.

---

[1] The Tenured Employees employed by companies abroad that are controlled by the Company are relatively few in number compared with all the Israeli Tenured Employees of the Company. In general, these employees are stationed abroad for a limited period of five years on average and are part of the Company's Israeli Tenured Employees. The stationing of these employees abroad falls within the scope of the performance of their various duties within the Company. The power to appoint, dismiss or reassign these employees elsewhere is vested in the Company, between whom and such employees an employer/employee relationship exists throughout the entire period they are posted abroad.

1.3 **Permits obtained in connection with the Circular and the Listing for Trading of the Exercise Shares**

The Company has obtained all necessary approvals for offering the Options to the Eligible Employees according to this Circular, except for the approval of the Tel-Aviv Stock Exchange Ltd. ("the Stock Exchange") for the listing for trading of the shares resulting from the exercise of the Options offered under this Circular (the "Exercise Shares").

On 31st December, 2007, the Company's Board of Directors passed a resolution to file the Circular.

Shortly before the allotment of the Options the Company will apply to the Stock Exchange to list for trading the Exercise Shares.

The shares of the Company are listed on the Tel-Aviv Stock Exchange Ltd.

The Options offered under this Circular will not be listed for trading on any stock exchange.

Chapter 2 - Details of the Offer

2.1 **General**

4,000,000 Options, not listed for trading, are being offered to the Company's Eligible Employees, without consideration, as set out in paragraph 1.2 above, subject to the adjustments set out in the Plan, plus an additional amount of options not listed for trading, not to exceed 171,000, which shall be equal to the number of options that have expired and were not allotted and also a quantity of options that were not allotted, for any reason whatsoever, out of the First, Second, Third and Fourth Portions.

Each Option may be realized for one ordinary registered share of NIS 1.00 nominal value of the Company, against payment of the exercise price on the dates and under the conditions detailed in this Chapter.

Without derogating from the generality of the foregoing, the Board of Directors will be authorized, at any time, and without requiring the consent of the Eligible Employee, to determine that Options that have been granted to the Eligible Employee according to the Plan will be cancelled and replaced by other compensation by way of the allotment of shares of the Company, subject to the provisions of any law, payment in cash or by such other method as the Board of Directors may determine ("**Other Compensation**"), provided that the value of the benefit inherent in Other Compensation will not be less than the value of the benefit inherent in the Options cancelled or which have been returned to the Company, as

measured on the date of the cancellation or return, as the case may be. In such a case, the value of the benefit inherent in the Options and the Other Compensation will be determined by the Company and approved by an independent outside advisor to be selected by the Company prior to replacing the Options with Other Compensation, as aforesaid.

2.2 Allotment of the Options

After fourteen days have passed from the delivery of the Offering Circular, the Company will allot the Options to the Eligible Employees and will deliver an allotment document, duly signed by the Company, to each Eligible Employee. The Options will be deposited with a trustee (**the "Trustee"**) pursuant to the provisions of Section 102 of the Ordinance and the Rules.

The Company will publish, on the date of, or shortly after the publication of this Circular, notice in the work places where the Eligible Employees are employed regarding the publication of this Circular or employ such other method as may be permitted by law.

2.3 Exercise of the Options

The Options offered under this Circular may be realized into ordinary registered shares of NIS 1.00 nominal value (for details regarding the Exercise Shares - see Chapter Three hereof), in a manner whereby each existing Option may be exchanged for a single registered ordinary share of NIS 1.00 nominal value, subject to the adjustments set out below, in exchange for an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or any index.

The vesting period of the Options conferred upon each Eligible Employee (as defined in Clause 1.2 hereof) will be such that the Options may be realized during the 12-month period commencing 48 months after the first day of January in the year in which the Options were allotted, unless otherwise directed by the Board of Directors. The vesting period only includes those periods during which the Eligible Employee was employed by the Company or was on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it for that purpose) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Eligible Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole discretion, establish guidelines for the acceleration of the vesting period for all or any of the Options that have been granted according to the Plan, or regarding the lifting of restrictions pertaining to the exercise of the Options, all subject to any law.

An Eligible Employee will be entitled to exercise all or any of the Options allotted to him, on any Business Day, at his discretion, commencing from the date on which the Options will be exercisable, as provided above, but in no event after 31st

December, 2012, provided that the Exercise Notice (as hereinafter defined) has been submitted to the Company 10 Business Days prior to such date.

In this paragraph "**Business Day**" means a day on which trading takes place on the Stock Exchange.

2.4 **Exercise procedure, release of the Options or shares from the Trustee and sale of the Exercise Shares**

An Eligible Employee wishing to exercise his right to exercise, in whole or in part, the Options allotted to him, shall send the Company and the Trustee written notice in the form to be prescribed by the Company from time to time ("**Exercise Notice**") and which will include, inter alia, the number of Options the Eligible Employee wishes to exercise, provided that such number will not be less than 50% of the Options that have been allotted to such Employee (notwithstanding the foregoing, the number of Options actually exercised may be smaller than this figure due to the sale procedure of the Exercise Shares subject to the Options), accompanied by a power of attorney in favor of the Trustee and/or the Company, as explained below, and shall pay an amount equal to the Exercise Price multiplied by the number of the Exercise Shares, in the manner to be fixed by the Company. Shortly after receiving the Exercise Notice and the full amount of the consideration for the Exercise from any Eligible Employee and subject to review of the right of the Eligible Employee to exercise the Options granted to him, the Company will allot to the party giving a due Exercise Notice, the Exercise Shares due to him in respect thereof, which shares will be deposited with the Trustee pursuant to the provisions of Section 102 of the Ordinance.

Notwithstanding the foregoing, if no Exercise Notice reaches the Company within 10 Business Days prior to the expiration of the Exercise Period, the Eligible Employee to whom the Option was granted will be regarded as having submitted an Exercise Notice and sale of the Exercise Shares on the same date. Accordingly, the Option will be automatically exercised for an Exercise Share, which will be sold on the Eligible Employee's behalf by the Trustee and/or the Company. The proceeds obtained from the sale of the Exercise Share will be remitted to the Eligible Employee after deducting the Exercise Price of the Option, which will be remitted to the Company, and after deducting the commissions involved in such Exercise and sale, and deduction of tax at source as required by law. For this purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Employee will declare that he agrees to the mechanism set out in this paragraph, and empowers the Trustee and/or the Company to act in accordance therewith.

An option which has been exercised and for which an Exercise Share has been allotted, will cease to be valid. Until the date of exercise, holders of the Options will not be regarded as shareholders of the Company (by virtue of the Options), save that they will be granted the protection set out below, and become shareholders of the Company only if the Options will have been exercised pursuant to the conditions prescribed in this Circular. Commencing on the date of exercise,

the Exercise Shares will rank pari passu with all the ordinary shares of the Company's capital.

Pursuant to a written request of the Eligible Employee, in a form agreed to by the Company and the Trustee, and which will be delivered to the Trustee, the Trustee will release the Options held in trust by him or the Exercise Shares arising from the exercise thereof, provided that prior to the release of such Options or Exercise Shares, the Eligible Employee has transferred to the Trustee and/or the Company, to their satisfaction, the amount of tax payable or a confirmation as to the payment of all taxes the payment of which is required upon the release of the Options or the Exercise Shares as the case may be.

In the alternative, the Company or the Trustee may sell on the Eligible Employee's behalf, the Exercise Shares arising from the exercise of the Options held in trust by the Trustee, pursuant to the Eligible Employee's instructions and an appropriate arrangement between the employee, the Trustee and the Company.

If the Trustee continues to hold any Exercise Shares after 24 months have passed from the last date of exercise of the Options conferred according to the Plan (namely 31st December, 2015) (**the "Trust Termination Date"**), the Company and/or the Trustee will sell such shares, deduct tax at source, deduct and pay the commissions involved in the sale and remit the balance to the Eligible Employee. For this purpose, each Eligible Employee will sign a power of attorney in favor of the Company and/or the Trustee, in such form as will be decided by the Company and the Trustee, which power of attorney will enable the Company and/or the Trustee to act on the Eligible Employee's behalf and sell the Exercise Shares held by the Trustee on the Trust Termination Date.

2.5 **Adjustment of rights**

Until the issue of the Exercise Shares as aforesaid, the holder of the Options will have no voting rights nor the right to receive dividends or any other right of a shareholder (save for the right to exercise the Options).

No adjustments in respect of dividends or other rights will be made during the period preceding the issue of the Exercise Shares, except for the following:

2.5.1 If the Company distributes bonus shares and the determination date for the distribution thereof (**the "Bonus Date"**) falls after the date of allotment of the Options but before the date of exercise, the exercise price for each option will remain unchanged, but the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase by the number of shares that the Eligible Employee would have been entitled to as bonus shares had he exercised the option immediately before the Bonus Date, and the number of the Retained Shares will correspondingly increase, and the Company will make the necessary adjustments to its capital as required by

law. Similar adjustments to those stated in this paragraph will be made in the event of a split (or consolidation) of the Company's shares.

2.5.2 In the event of a rights offer by the Company to its shareholders following the allotment date of the Options but before the date of exercise, the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase to reflect the element of benefit inherent in the rights, and the number of Retained Shares will correspondingly increase. In such a case, the value of the benefit inherent in such rights as well as the necessary adjustment required according to the foregoing will be fixed by the Company pursuant to the terms of Rule 91.C. 4(b) of Schedule A of Part Two of the Stock Exchange Rules, and will be approved by an independent outside advisor who will be selected by the Company.

2.5.3 Notwithstanding the provisions of Clauses 2.5.1 and 2.5.2 above, an employee will not be entitled to exercise an option for a fractional share, and the number of shares to which the employee will be entitled at the time of exercise of the Option according to the Plan will be rounded (up or down, as the case may be) to the nearest whole number.

2.5.4 It is clarified that a distribution of a dividend by the Company (in cash or in specie) will not affect in any way the number of Exercise Shares or the Exercise Price, nor obligate the Company to make any adjustment in connection with the Option and/or the Exercise Shares.

2.5.5 In the event of a structural change in the Company ("**Structural Change**"), the merger of the Company with or into another company, either by way of a share exchange, cash purchase or otherwise ("**Merger**") or sale of all or most of the Company's assets or its issued capital to any third party ("**Sale**"), the Board of Directors may, inter alia, at its election, and subject to any law:

2.5.5.1 Determine that each option will be replaced or converted into an option of equal value in the New Company following the Merger or the Sale, and implement for such purpose changes in the exercise price (if and to the extent these will be required), all subject to the discretion of the Board of Directors; or

2.5.5.2 Determine that each option will be adopted by the New Company in a manner whereby it will be exchangeable for a share of the New Company, subject to the adjustments and changes that will be determined by the Board of Directors; or

2.5.5.3 Determine that each option will be cancelled or be returned to the Company, and the Company shall pay the Eligible Employee financial compensation for such cancellation or return of the Option, as the case may be, provided that the value of the benefit inherent in

the compensation will not be less than that inherent in the Options which have been cancelled or returned to the Company, as measured on the date of the cancellation or return, as the case may be; and

2.5.5.4 Perform any act and/or adjustment relating to the Options and the terms thereof as may be required in its discretion.

For the purpose of the provisions of this Clause, the term "**New Company**" shall refer to the company with whom a Merger or a transaction of Sale has been made or which steps into the shoes of the Company after the Structural Change.

2.5.6 Unless otherwise prescribed by the Board of Directors, in the event of a winding-up of the Company, all options that have been allotted to the Eligible Employees will immediately expire prior to the winding-up of the Company. In such event, the Board of Directors may declare that all or some of the Options will expire on a certain pre-determined date, and enable all or part of the Eligible Employees to have the right to exercise the Options conferred upon them, and the Board of Directors may determine that the ability to exercise such Options will similarly apply with respect to options which, according to the terms thereof, were not exercisable on the date so fixed.

2.6 **Exceptions to the Exercise of the Options - Termination of Employment**

In the event an Eligible Employee ceases for any reason whatsoever to be employed by the Company ("**Termination of Employment**"), (in this Clause 2.6 the term "**Company**" also includes a subsidiary or an affiliate of the Company), the Options to which this Circular relates will expire, as detailed below, unless otherwise determined by the Board of Directors:

2.6.1 The date of the Termination of Employment will be the date on which the employer-employee relationship between the Eligible Employee and the Company will cease ("**Termination of Employment Date**").

2.6.2 On the Termination of Employment Date, all the Options that have been allotted to the Eligible Employee under this Circular, for which the vesting period is still pending, will expire. Upon the expiry of the Options, all the Eligible Employee's rights and/or those of his heirs in connection with the Options, including the right to purchase the Exercise Shares, will expire. The Options that have been allotted to the Eligible Employee and for which the vesting period has ended by the Termination of Employment Date, may be exercised by the Eligible Employee during the 60-day period following the Termination of Employment Date, unless otherwise provided by the Board of Directors.

If no Exercise Notice reaches the Company before 60 days have passed following the Termination of Employment Date, the Eligible Employee will be regarded as having submitted an exercise and sale notice of the Exercise Shares on such date. Accordingly, the Options that were allotted to an Eligible Employee where the vesting period ended on or prior to the Termination of Employment Date will be exercised automatically, and the Exercise Shares will be sold on behalf of the Eligible Employee by the Trustee and/or the Company. The consideration obtained from the sale of the Exercise Shares will be remitted to the Eligible Employee after deducting the exercise price of the Options, which will be remitted to the Company, after deducting the commissions involved in such exercise and sale, and deduction of tax at source as required by law. For such purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Eligible Employee will declare that he agrees to the mechanism set out above and empowers the Trustee and/or the Company to act in accordance therewith.

2.6.3 Notwithstanding the foregoing, if the Termination of Employment of the Eligible Employee by the Company results from retirement, a voluntary retirement plan of the Company, taking an early pension, or, God forbid, death or Loss of Earning Capacity (as defined below), all the Options allotted to the Eligible Employee until the Termination of Employment Date of the Employee will be exercisable by the Employee or his legal heirs (as the case may be) at the end of the vesting period, as if the employment of the Eligible Employee in the Company had not ended.

"**Loss of Earning Capacity**" shall mean for purpose of this sub-clause the inability of the Eligible Employee to carry out his job function as a result of injury and/or sickness for a period of at least 6 consecutive months.

2.6.4 Notwithstanding the foregoing, if the Eligible Employee has been dismissed in circumstances which do not entitle him to severance pay as provided by the Severance Pay Law, 5723-1963, and subject to any law, all the Options allotted to him will expire, including Options for which the vesting period has ended.

2.6.5 An Eligible Employee who takes unpaid leave for a period of one year or less, will continue to be regarded as an employee for purposes of the Plan, while an Eligible Employee who takes unpaid leave for a period exceeding one year will be regarded as having terminated his employment, and ceases to be an employee for purposes of the Plan, as of the first day following one year on unpaid leave.

2.6.6 Notwithstanding the foregoing, the board of management of the Company or such person authorized on its behalf, shall be authorized to determine, in individual cases, at its sole discretion, that an Eligible Employee taking

unpaid leave for a period exceeding one year will continue to be regarded as an employee for purposes of the Plan.

2.6.7 Subject to the provisions of the Plan regarding an adverse change in the conditions of allotted Options, the Board of Directors may prescribe, at any time and in its sole discretion, time periods and conditions with respect to any particular employee or generally which may be different from those set forth herein.

2.6.8 It is clarified that in no event will it be possible to exercise an Option after the expiration of the Exercise Period.

2.7 **<u>Transferability of the Options</u>**

Unless otherwise prescribed by the Board of Directors, the Options will not, in any event, be transferable and/or assignable, save for transmission to legal heirs. In the event of such transmission, the terms of the Option and the provisions of the Plan will be binding upon the heirs.

2.8 **<u>Tax Implications on Allotment of Options, Their Exercise into Shares and Sale of Shares Realized</u>**

2.8.1 <u>General</u>

On June 29, 2004, the Taxes Authority approved the Plan as a share allotment plan through a trustee, pursuant to the provisions of Section 102 of the Ordinance.

The Company's duty to allot Exercise Shares at the time the Options are realized or to carry out any other act in connection with or in respect of Options or Exercise Shares is subject to the full compliance with all duties to pay income tax or other compulsory payments that apply (to the extent they apply) including deduction of any tax or compulsory payment required by law.

In the event of any liability for tax or any other compulsory payment (National Insurance, State Health Tax, etc.) in respect of and/or as a result of the Plan (whether in Israel or abroad), including in respect of the allotment of the Options to the Eligible Employees, the exercise thereof into shares, the sale of the Exercise Shares, receipt of dividend or any other benefit in respect of the Options or the Exercise Shares, it will be borne by the Eligible Employees in accordance with law (to the extent it applies by law to such Employee). The Eligible Employees will indemnify the Company and/or the Trustee in respect of any payment or claim for payment of any tax payable as aforesaid, if payable, and the Company may deduct from the sums becoming

due to the Employee any balance of the Eligible Employee's debt to the Company, to the extent that such a debt exists in respect of such indemnity.

2.8.2 Taxes Applicable to Options Offered Within the Scope of Section 102 to Israeli Employees

The grant of Options in accordance with this Circular is made subject to the provisions contained in Section 102 of the Ordinance and is also subject to the Rules. Accordingly, the Company has elected the capital gains track prescribed by Section 102(b)(2) of the Ordinance for the purpose of taxing the income of Eligible Employees from the Options.

In accordance with Section 102 and the Regulations, the following provisions will apply:

[a] Date of liability for tax

The Eligible Employee's income from the allotment of the Options is tax-exempt at the time of allotment, but will be liable for tax at the time the shares resulting from the exercise of the Options are sold ("**Exercise Shares**") or the Options or Exercise Shares are transferred from the Trustee into the name of the Employee ("**Transfer**").

[b] Rate of tax

Pursuant to the capital gains track, if the Options or the Exercise Shares are held by the Trustee until the expiration of the period required by the Ordinance for the capital gains track, or until the expiration of such other period as may be approved by the Taxes Authority (**the "Trust Period"**), part of the benefit inuring to the Eligible Employee from the sale of the Exercise Shares up to no higher than the average value of the Company's shares on the Stock Exchange at the end of the 30 day trading period preceding the allotment of the Options, will be regarded as income from work under Section 2(2) of the Income Tax Ordinance, such income to be adjusted to the Consumer Price Index up until the date of sale of the Exercise Shares or the execution of a Transfer, and the balance of the value of the benefit will be regarded as a capital gain liable to tax at the rate of 25%.

The Eligible Employee will not be entitled to sell Exercise Shares or execute a Transfer prior to the expiration of the Trust Period. Moreover, the rights conferred by virtue of the Exercise Shares, including bonus shares, but excluding dividends paid in cash ("**Rights**"), will be deposited with the Trustee until the expiration of the Trust Period, and the capital gains track will apply thereto.

2.8.3 The Trustee will not execute any transaction or act in connection with the Options and/or the Exercise Shares held by him, and will not transfer, assign, withdraw, attach or charge them voluntarily and will not grant with respect thereto any power of attorney or instrument of transfer, of either immediate effect or which will come into effect at a future date, except for a transfer based on a will or by operation of law, until after the applicable tax as aforesaid has been paid or until payment of the tax has been secured.

2.8.4 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, the voting rights attaching to the Exercise Shares will be vested solely in the Trustee. The Trustee will not vote in respect of Exercise Shares that are held by him on behalf of the Eligible Employee, and such Employee will be entitled to vote in respect of the Exercise Shares at meetings of the Company's shareholders only in accordance with a power of attorney from the Trustee.

2.8.5 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, cash dividends which may be distributed in respect thereof will be transferred directly to the Eligible Employee, all as determined by the Company's Board of Directors, at its sole discretion and subject to any law, prior to implementing the distribution of such dividend.

The foregoing refers to applicable law on the date of the Circular and does not purport to be an authoritative interpretation of the tax provisions mentioned above, or an exhaustive description of the general provisions of law pertaining to taxes which may apply in connection with the Options being offered to the Eligible Employees, and does not serve as a substitute for legal and professional advice on the subject. As is usual when deciding on an investment, each Eligible Employee receiving Options who decides to exercise them must consider the various tax aspects and tax implications that his investment will have. The Eligible Employee must consult his professional advisors, including legal and tax counsel, having regard to his own particular circumstances.

2.9 Consideration for the Options Offered

The Options offered are offered for no consideration. Assuming all the offered Options are exercised, the Company will receive proceeds amounting to NIS 4,171,000, without linkage to the CPI. The amount to be received by the Company was determined according to the exercise price determined by the Board of Directors on the date it resolved to grant the Options, multiplied by the number of Options offered at such exercise price, as set out in this Chapter.

2.10 <u>The Economic Value of the Options</u>

2.10.1 The Company applies Accounting Standard No. 24 "Share Based Payment". The main provisions of the Standard are to require the recognition of expenses in respect of the Options in the financial statements of the Company according to their economic value at the time the Options are actually allotted. The expense will be recorded in the financial statements of the Company over the vesting period of the Options and according to the number of options to be granted.

2.10.2 The calculation of the economic value of each Option reflected in the financial statements of the Company will be made according to the Black and Scholes model, according to the terms of the Plan and according to the principles embodied in Accounting Standard No. 24, as aforesaid.

2.10.3 By way of illustration only, there follows a calculation of the economic value of each Option were it to have been actually granted at about the time of submission of this Circular:

[a] The price of the share for the purpose of the calculation is the closing price of the share of the Company on the Stock Exchange at the close of trading on 17th January 2008 (NIS 17.17).

[b] The exercise price is NIS 1.00, unlinked.

[c] Until the Exercise Shares are issued, the holder of the Option will have no right to receive any dividend.

[d] The calculation is made subject to the following assumptions:
- the standard deviation is calculated according to the daily yield according to the price of the share of the Company on the Stock Exchange over the last four years; accordingly, the standard deviation is about 24.56%.
- the life expectancy of the Options is four years.
- the annual rate of capitalization is determined according to the yield to maturity of unlinked bonds ("Shahar") which corresponds to the life expectancy of the Options, and accordingly, the calculation assumes a rate of interest for capitalization of 5.47%.
- the yield on account of dividend which the shareholders of the Company expect to receive is 6.47%.

[e] The calculation of the economic value does not take into account the fact that the Options will not be listed for trading on the Stock Exchange, and also does not take into account the vesting periods of the Options as provided in the Plan and the tax likely to apply at the time of sale of the Exercise Shares.

On the basis of the above assumptions, the value of each Option is NIS 12.451.

It is emphasized that the calculations presented above were made as of 17th January, 2008. The determination date for calculating the value of the Options for the purpose of the financial statements of the Company, according to Accounting Standard No. 24, is the date on which the Options are granted (and not the submission date of the Circular). Therefore, the value of the Option which will serve for the recognition of the amounts of the expense to be actually recorded and reflected in the financial statements of the Company will be different from the data presented above, and will be subject to computation by the Company on the basis of similar assumptions.

Chapter 3 - The Exercise Shares

The Exercise Shares will rank equally with all the ordinary shares of the Company's capital. All the shares in the Company's capital are registered shares, having a nominal value of NIS 1.00.

Details concerning the provisions contained in the Company's Articles of Association, relating to the rights attaching to the Company's shares (and to the Exercise Shares), are set out below:

3.1 Voting rights

Each ordinary registered share confers upon the holder thereof the right to receive notices of and to attend general meetings of the shareholders of the Company, and the right to one vote in respect of each ordinary share whenever votes are cast at any general meeting of the Company attended by the holder thereof.

3.2 Rights to dividend and distribution of bonus shares

All ordinary shares in the Company's capital rank equally among themselves and confer upon the holders thereof the right to receive dividends (if and when distributed), the right to receive bonus shares (if and when distributed), and the right to participate in the distribution of surplus assets of the Company after the winding-up thereof according to the proportionate share thereof in the Company's issued share capital.

Shareholders entitled to dividends are the shareholders on the date of the resolution regarding the dividends or on such later date as may be determined by the resolution. The Company's resolution to distribute dividends or bonus shares shall be adopted by the Board of Directors of the Company.

Subject to any special rights or restrictions attaching to any shares, dividends in cash and bonus shares will be paid and distributed to the shareholders in proportion to the capital amount paid on the nominal value of the shares held by them, disregarding any premium paid thereon.

No dividend or monies or benefits in respect of a share will bear interest.

The Board of Directors may deduct from any dividend or monies or benefits in respect of a share, such sums as the holder of such share owes the Company on account of calls at such time.

The Board of Directors may withhold any dividend or bonus shares or monies or benefits in respect of a share over which the Company has a charge, and apply such dividend or bonus shares or monies or benefits in discharge of the debts or liabilities in respect of which the Company holds a charge.

In order to execute any resolution regarding a distribution as defined in the Companies Law, 5759-1999 (**the "Companies Law"**) the Board of Directors may, as it deems fit, settle any difficulty arising in relation to the distribution, and take such steps as are required for that purpose. Shares of a value less than that resolved by the Board of Directors will not be taken into account for the purpose of adjusting the rights of shareholders.

The Board of Directors may determine from time to time the manner of paying the dividend or the distribution of the bonus shares and the arrangements relating thereto to registered shareholders or with respect to those holding share warrants. Without derogating from the generality of the foregoing, the Board of Directors may pay any dividend or monies in respect of shares by sending a cheque by post to the address of the shareholder as registered in the register of shareholders of the Company. The dispatch of any such cheque will be at the risk of the shareholder.

In the event of a declaration of dividend, distribution of shares or debentures following a capitalization or grant of any rights to members, for subscription to shares as yet unissued, the Board of Directors will publish a notice thereof at least once in two daily newspapers in Israel.

A dividend, the payment of which has not been claimed within a period of seven (7) years from the date of the resolution to distribute the same, will be regarded as having been waived by the person entitled thereto and such dividend will revert to the ownership of the Company.

3.3 Increase of Capital and Modification of the Rights Attaching to the Company's Shares

A general meeting of the shareholders may decide upon the following matters by a resolution passed by a simple majority:

1. To increase its registered share capital by such amount as will be resolved, by creating new shares on such conditions and with such rights as the resolution prescribes. Such resolution may be adopted whether or not all the shares for

the time being have been issued or a resolution exists for the issue thereof and whether or not they have yet to be issued or resolved to be issued.

2. To cancel any registered capital which has not been allotted, provided no undertaking, including a contingent undertaking, on the part of the Company exists to allot such registered share capital.

3. To vary, cancel, convert, extend, add to or otherwise modify the rights, privileges, advantages, restrictions and terms whether or not for the time being related to the Company's shares.

4. To consolidate and redistribute its share capital into shares of larger or smaller denominations than those of the existing shares.

5. To reduce its share capital in such manner and on such terms and subject to obtaining such approvals as are required by law.

6. To make any other change in the Company's share capital or the rights attaching to its shares, to the extent that such power is not vested in any other organ of the Company.

The rights conferred upon the holders of any shares, including preference shares (as defined in the Securities Law, 5728-1968), will not be deemed to have been varied by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated by the terms of issue of such shares.

The Board of Directors of the Company may:

1. Issue shares and other securities, including convertible or realizable securities, up to the amount of the Company's registered share capital, and may similarly allot the same (or otherwise deal therewith) to such persons, in exchange for cash or other non-cash consideration, on such exceptions and conditions, at a premium or at par or at a discount, at such times as it deems fit; and grant any person the right to demand the allotment of any shares during such time period and against such consideration as the Board of Directors may determine.

2. Issue redeemable securities and redeem the same in such manner and on such conditions as it may resolve from time to time.

3. Resolve to issue a series of debentures within the scope of its authority to borrow on the Company's behalf, and to the limit of such power.

Upon the issue of shares the Board of Directors may establish different conditions for the shareholders in relation to the consideration, the amounts of the calls and/or the dates of payment thereof.

3.4 **Transfer of Shares**

No transfer of shares of the Company will be registered without a proper instrument of transfer being delivered to the Company. The instrument of transfer of a share in the Company will be signed by the transferor and transferee, and the transferor will be deemed to remain the shareholder until the transferee's name is registered in the register of shareholders in respect of the share transferred.

Any document (including the certificate of the share being transferred) that the Board of Directors may require in connection with the transfer must be submitted to the Company together with the instrument of transfer.

The Board of Directors may decline to recognize the instrument of transfer until the certificate of the share being transferred is attached thereto, together with such other evidence as the Board of Directors may demand to prove the transferor's right to transfer the share, and payment of a transfer fee if prescribed by the Board of Directors.

3.5 **Notices to Shareholders of General Meetings**

A notice convening a general meeting will be published in at least two Hebrew daily newspapers having a broad circulation, and will include the agenda fixed for the meeting, the proposed resolutions and arrangements regarding poll cards as the case may be.

The Company is not bound to personally serve notice of a general meeting on a shareholder registered in the register of shareholders.

3.6 **General Meetings of the Company's Shareholders**

There will be a quorum for holding a general meeting when at least two shareholders holding at least twenty-five per cent (25%) of the voting rights are present, within half an hour of the time appointed for the meeting to proceed to business.

If within half an hour of the time appointed for the meeting to proceed to business a quorum is not present at the general meeting, the meeting will stand adjourned to the same day in the next week at the same time and place, or to such other time if specified in the invitation to the meeting or the notice of the meeting. If no quorum is present at the adjourned meeting within half an hour of the time appointed therefore, the meeting will take place with such number of participants as are present. Notwithstanding the foregoing, if the general meeting has been convened upon requisition by shareholders as provided in Sections 63(b)(2) or 64(a) of the Companies Law, the adjourned meeting will be held only if there are present at

least that number of shareholders required to convene a meeting as provided in those sections of the Law.

A general meeting at which a quorum is present may resolve to adjourn the meeting to such other time and place as it may determine. At the adjourned meeting, only the business appearing on the agenda of the original meeting and for which no resolution has been passed, will be transacted. If the general meeting is adjourned for a period exceeding 21 days, notices of the adjourned meeting will be given as stated in Clause 3.5 of this Circular.

3.7 Election of the Members of the Board of Directors

The number of members of the Board of Directors will be fixed from time to time by a resolution of the general meeting of the Company. The number of members of the Board of Directors will not be less than seven (7) nor greater than fifteen (15).

The directors of the Company will be appointed by a resolution adopted by a general meeting of the shareholders present at the meeting personally or by proxy. Notwithstanding the foregoing, the Board of Directors may resolve, from time to time, to appoint an additional director or directors whether as an additional director, or in order to fill the position of a director that has fallen vacant for any reason, provided that every such appointment and any change in such appointment will be made in accordance with the provisions of a voting agreement between the shareholders of the Company entitled to appoint directors, a signed copy of which has been given to the Board of Directors.

A director will take up office on the date of his appointment or at such later date in the future, in accordance with the resolution of the general meeting or of the Board of Directors, as the case may be, which appointed the director. Such appointment will continue until it is terminated or discontinued.

A director may resign by written notice given to the Board of Directors, the chairman of the Board of Directors or the Company, and such resignation will enter into effect on the date the notice is given, unless a later date is prescribed in the notice. The director's notice of resignation will contain the reasons for his resignation.

Upon notice of a director's resignation being received, notice thereof and the reasons given therefore shall be submitted to the Board of Directors, and they shall be recorded in the minutes of the next meeting convened after the resignation.

The general meeting may, at any time, remove a director from office. In addition, the Board of Directors may remove from office a director that it appointed, provided that such termination of service shall be made with the consent of the shareholders. A director removed from office will be given a reasonable

opportunity to present his case to the general meeting or the Board of Directors, as the case may be.

Without derogating from the causes enumerated in the Companies Law, the office of a director will be vacated in any of the following cases: if he has resigned his office, been removed from office, been convicted of an offence under the law, by a decision of a court of law made according to the law, if the director has been adjudicated bankrupt, and, if a corporate body, a resolution has been passed for its voluntary liquidation or a winding-up order is made against it, upon the date of adoption of a resolution by the Board of Directors terminating his office, if he has become legally incompetent, upon the expiration of the period for which he was elected and if the director was absent from six consecutive meetings of the Board of Directors or from eight non-consecutive meetings of the Board of Directors during one year, provided, however, that the Board of Directors may allow a director's membership to continue if the absences occurred during a period of time not exceeding six months.

A director who has ceased to hold office may be re-appointed. If no director is appointed or if the office of a director is vacated, the remaining directors may act in all matters so long as their number has not fallen below the minimum prescribed for the time being for meetings of the Board of Directors.

Chapter 4 – Details Regarding the Company's Share Prices

The following sets out details of the highest and lowest prices at which the Company's shares were traded in 2006 and 2007, and during the period between January 1st, 2008 and January 17th, 2008 on the Stock Exchange (without taking into account dividend distributed during the same period):

Stock Exchange Price	**In the Period Between January 1st and January 17th, 2008**		**2007**		**2006**	
	Date	**NIS Price**	**Date**	**NIS Price**	**Date**	**NIS Price**
High	02.01.2008	19.55	10.05.07	23.45	20.04.06	24.08
Low	16.01.2008	16.86	04.12.07	18.11	10.08.06	18.18

The share price on the Stock Exchange on 17th January, 2008 (the last trading day before the date of this Circular) was NIS 17.17.

Chapter 5 – Reference to Financial Statements

Eligible employees are referred to the Company's financial statements as at December 31, 2006, published on March 21, 2007, the Company's financial statements as at March 31, 2007, published on May 29, 2007, the Company's financial statements as at June 30, 2007, published on August 30, 2007, and the Company's financial statements as at September 30, 2007, published on November 21, 2007.

The Company also refers the Eligible Employees to the Immediate Reports that were published by it commencing 21st November, 2007 (excluding those reports regarding changes in the holdings of institutional bodies), as follows:

Date of Publication of Immediate Report	Subject Matter
16/01/08	Increase of the ratio of the overall capital to 12% in 2009, dividend policy, retirement plan
16/01/08	The Bank's Work Plans and Budget Approval for 2008
15/01/08	Holding(s) in Company
15/01/08	Holding(s) in Company
14/01/08	Arison Holdings purchased 1 million shares of the bank, will hold 20.84%
14/01/08	Change in holdings of Interested Party - Alliance LP
13/01/08	Holding(s) in Company
10/01/08	The effect the decline in the value of the structured and mortgage-backed assets had on the 2007 Report
08/01/08	Holding(s) in company
08/01/08	Lazard Asset Management LLC has become an interested party
06/01/08	Holding(s) in company
02/01/08	Schedule Senior Office Holders – as of 01/01/08
01/01/08	Preliminary Circular
01/01/08	Preliminary Circular
31/12/07	Holdings of interested parties – amendment of report
31/12/07	Lazard Management holds 63,608,757 shares (5.045% of the shares of the Bank)
30/12/07	Holdings of interested parties
24/12/07	Holdings of interested parties
20/12/07	Agreement for acquisition of 75.8% OJSC Bank in the Ukraine for approx. $136 m
19/12/07	Board of Management and office holders –schedule as at 14/12/07
17/12/07	Update of the percentages held by trusts in Arison Holdings (the controlling party)
16/12/07	Changes and Schedule of Capital-Deposit/Withdrawal Certificate –Subordinated Notes C Continuous Trading Institutional
13/12/07	Appointment of office holder – Member of the Board of Management, Head of Risk Management – Koller Dan Alexander

13/12/07	Appointment of office holder – Member of the Board of Management, Head of Human Resources – Klausner Doron
13/12/07	Appointment of office holder – Member of the Board of Management, Head of Client Asset Management – Pri-Zan Hanna
10/12/07	Response – in negotiations to acquire control of the Russian bank SDM for $140-160m
09/12/07	Holdings of interested parties
22/11/07	Changes and Schedule of Capital – private issue
22/11/07	Holdings of interested parties
22/11/07	Pozitif (57.55%) completes purchase of bank in Kazakhstan, capital to be injected in Pozitif
21/11/07	Dividend of 32 agoroth per share, ex 28/11/07, payment 12/12/07
21/11/07	3rd quarter report for year 2007

Date: January 20th, 2008

Respectfully yours,

____________ ____________

Bank Hapoalim B.M.

Name of signatory on behalf of the Corporation: Doron Klausner
Title: Member of the Board of Management, Head of Human Resources, Logistics and Procurement
Name of signatory on behalf of the Corporation: Eli Eisdorfer
Title: Manager of Human Resources Division

Head Office
63 Yehuda Halevi St., Bank Hapoalim Bldg., Tel Aviv 65781
Tel: 972-3-5673800; Fax: 972-3-5674576

Schedule 2

Date: 20 January 2008

RECEIVED

To: The London Stock Exchange

Dear Sir or Madam,

RE: **Immediate Report**

Pursuant to Regulation 11(b) of the Securities (Details of an Offering Circular for the Offer of Securities to Employees) Regulations, 5760-2000, ("**the Offering Circular Particulars Regulations**"), Bank Hapoalim B.M., ("**the Bank**") respectfully gives notice that on 31 December 2007, the board of directors of the Bank resolved to offer the bank's employees employed under a personal employment contract the third portion of the options ("**the Options**") pursuant to the options plan for the Bank's employees employed under a personal employment contract which was adopted by the Board of Directors from it's resolution on 6 December 2005 ("**the Plan**").

Concurrent to the filing of this Immediate Report, the Bank is to deposit with the Securities Authority a preliminary Offering Circular ("**the Offering Circular**") pursuant to the provisions of Regulation 11(a) of the Offering Circular Particulars Regulations, in connection with the grant of the third portion of up to 150,000 options to the employees employed under a personal employment contract, by virtue of the Plan and as set forth in the Offering Circular.

Yours faithfully,

Bank Hapoalim B.M.

(-)	(-)
D. Klausner	**E. Eisdorfer**
Member of the Board of Management	Manager of Human Resources

Bank Hapoalim B.M. (the "Company")

Circular to Employees

Regarding an offer of options to the Company's employees who are employed under a personal contract of employment pursuant to Section 15b of the Securities Law, 5728-1968 and the Securities (Details of a Circular of an Offer of Securities to Employees) Regulations, 5760-2000

There are hereby offered

Up to 150,000 options (not-listed for trading) exercisable for up to 150,000 ordinary registered shares of NIS 1.00 nominal value of the Company, subject to the adjustments, pursuant to a plan to issue options to the Company's employees who are employed under a personal contract of employment (**the "Options**"). The Options are offered without consideration, to employees of the Company who are employed under a personal contract of employment, as determined by the Company, being approximately 160 in number ("**Employees**"), as set out in the Circular, provided they are not and will not be interested parties in the Company as that term is defined in the Securities Law, 5728-1968 ("**Interested Parties**"). The number of Options that will be granted to each Employee will be determined by the Board of Directors according to criteria that take account of the Employee's salary and position.

January 20th, 2008

Chapter 1 - General

1.1 **The Options Offered**

Up to 150,000 options, not listed for trading, are being offered without consideration and exercisable for up to 150,000 ordinary registered shares of NIS 1.00 nominal value each of the Company, subject to the adjustments set out in the Plan. The Options under this Circular may be allotted no later than the date on which the Periodic Report of the Company for the year 2007 is published or the date prescribed by law for publishing such report, whichever comes first.

The Options being offered, constitute approximately 0.012% of the Company's issued and paid-up share capital on the date they are granted, and approximately 0.012% of the Company's issued and paid-up share capital, assuming full dilution (full dilution meaning on the assumption that all the Options that will have been granted to the Company's employees, its officers, directors of the Group, consultants and other service-providers of the Company, including the Options being offered under this Circular, will be exercised into shares, without taking into account the subordinated notes issued by the Company).

The Options are offered within the framework of an Options issue plan to the Company's Employees who are employed under a personal contract of employment (**the "Plan"**) according to the capital gains track under Section 102(b)(2) (the **"Capital Gains Track")** of the Income Tax [New Version] Ordinance, 5721-1961 (**the "Ordinance"**) and the rules enacted thereunder, as modified from time to time (**the "Rules"**). Allocation of the Options will be implemented in accordance with the approval granted to the Company by the Taxes Authority on 15th February, 2006.

According to the Plan, Options will be allotted to Employees to purchase ordinary registered shares of NIS 1.00 nominal value each of the Company. The total number of Options to be granted under the Plan and in each year of the Plan's existence, shall be determined by the Board of Directors of the Company, in its sole discretion, and the Board of Directors is not obliged to allot a certain or any number of Options under the Plan. In each year of the Plan's existence, a circular or other report will be published, as required by law, regarding the offer of the options allotable in such year, according to the Plan, as aforesaid and to the approval of the Stock Exchange for the listing of the shares arising from the unregistered Options.

The offer of Options under the Circular will be subject to the sole discretion of the Board of Directors, as set forth in paragraph 1.2 hereof.

The Options are offered without consideration, in the third year of the existence of the Plan, 2008, at the sole discretion of the Board of Directors, to all the Entitled Employees (as defined in Clause 1.2 below). Each Option will be exercisable into

one ordinary registered share of NIS 1.00 nominal value of the Company, in exchange for payment of an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or to any other index.

The vesting period of the Options will be such as to enable the Options to be exercised during the 12 month period starting 48 months after the 1st day of January in the year in which the Options were allotted (**the "Exercise Period"**). The vesting period will, unless otherwise directed by the Board of Directors, only include those periods during which the Employee was employed by the Company or is on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole discretion, make provision for the acceleration of the vesting period for all or any of the Options or for the removal of the restrictions pertaining to the exercise of the Options, all subject to law.

In the event of the expiry and/or cancellation of a right to exercise an option into a share according to the Plan for any reason, the share in question will revert to the pool of shares retained in the Company's registered capital for purposes of the Plan (**the "Retained Shares"**), and the Company will, subject to the remaining terms of the Plan, allot a new Option exercisable for the same share at another time, subject to the provisions of any law and subject to the approval of the Stock Exchange. The exercise mentioned above will only be made on a Business Day (as defined in paragraph 2.3 hereof).

These Options are offered pursuant to the resolutions of the Company's Board of Directors of 6th December, 2005, to adopt the Plan and its resolution of 31st December, 2007 regarding the granting of the Options in accordance with the Plan and this Circular on 17th February, 2008.

For further details regarding the Options offered and the exercise shares - see Chapters 2 and 3 below.

For details concerning the exercise of voting rights and rights to dividends attached to the Exercise Shares (as defined in paragraph 1.3 hereof), so long as the Exercise Shares are deposited with the Trustee, as explained below – see paragraphs 2.8.3, 2.8.4 and 2.8.5. For details concerning the provisions of the Company's Articles of Association in connection with the rights attaching to the Company's shares (and to the Exercise Shares) – see Chapter 3 below.

1.2 <u>**Eligible employees and defining their entitlement**</u>

The offer of Options under this Circular is subject to the sole discretion of the Board of Directors, and the Company may, but is not obliged, to offer Options as

provided in the Circular, to Employees up to the rank/job title of Assistant Managing Director at the Head Office or the holder of a corresponding job title, employed under a personal contract of employment in Israel, who have completed at least one year's employment on December 31, 2007 (even if in the course of this year, in whole or in part, they worked at the Company under the status of a tenured employee) and are Employees on the date of the actual allotment, and whose salary is payable on a monthly basis by the Company (or by a corporation that is controlled by the Company, to which they are posted) except for an Employee who, on the allotment date, is on unpaid leave for more than 12 months (for this purpose, an Employee who is on unpaid leave for a period of a year or less will be deemed to be an Employee of the Company), provided they are not and will not be Interested Parties of the Company, as set forth in Chapter 2 hereof. The number of Options offered to each Employee was determined by the Board of Directors on the basis of criteria that take into account the Employee's salary and his position. The eligible Employees hold positions at various levels within the Company. The group of Offerees shall not include Employees who are included in the group of Offerees under any other plan for granting options, or option warrants, which are exercisable into shares of the Company or the equivalent of shares in the Company, whether realizable *in specie* or in cash, or any similar benefit, howsoever called (hereinafter – a **"Corresponding Benefit"**). Furthermore, the group of Offerees shall not include employees who were or may be offered, on terms prescribed for them, to receive a Corresponding Benefit by contract with the Company, or from any other source, all irrespective of whether the offer to receive a Corresponding Benefit exists at the time that this Plan is adopted by the Board of Directors of the Company, or if it exists at some other time (**"the Offerees"** or **"the Employees"** or **"the Eligible Employees"**). Notwithstanding the foregoing, according to the Plan, the Board of Directors may determine at any time, at its sole discretion, additional Offerees who may participate in the allotment of Options under the Plan.

Each Eligible Employee is offered to receive without consideration the number of Options specified in the allotment document that will be submitted to each Eligible Employee.

1.3 **<u>Permits obtained in connection with the Circular and the Listing for Trading of the Exercise Shares</u>**

The Company has obtained all necessary approvals for offering the Options to the Eligible Employees according to this Circular, except for the approval of the Tel Aviv Stock Exchange Ltd., (**"the Stock Exchange"**) to list for trading the shares resulting from exercising the Options offered under this Circular (**the "Exercise Shares"**).

On 31st December, 2007, the Board of Directors of the Company adopted a resolution for the submission of the Circular.

Shortly before the allotment of the Options the Company will apply to the Stock Exchange to list for trading the Exercise Shares.

The Company's shares are listed for trading on the Tel Aviv Stock Exchange Ltd.

The aforesaid approval of the Stock Exchange shall not be deemed to be confirmation of the details set out in the Circular or their reliability or completeness, nor as the expression of any opinion with respect to the Company or the quality of the Options offered under the Circular and the Exercise Shares or the price at which they are being offered.

The Options offered under this Circular will not be listed for trading on any stock exchange.

Chapter 2 - Details of the Offer

2.1 **General**

Up to 150,000 Options, not listed for trading, are being offered to the Company's Eligible Employees, without consideration, as set out in paragraph 1.2 above, subject to the adjustments set out in the Plan.

Each Option may be realized for one ordinary registered share of NIS 1.00 nominal value of the Company, against payment of the exercise price on the dates and under the conditions detailed in this Chapter.

Without derogating from the generality of the foregoing, the Board of Directors will be authorized, at any time, and without requiring the consent of the Eligible Employee, to determine that Options that have been granted to the Eligible Employee according to the Plan will be cancelled and replaced by other compensation by way of the allotment of shares of the Company, subject to the provisions of any law, payment in cash or by such other method as the Board of Directors may determine ("**Other Compensation**"), provided that the value of the benefit inherent in Other Compensation will not be less than the value of the benefit inherent in the Options cancelled or which have been returned to the Company, as measured on the date of the cancellation or return, as the case may be. In such a case, the value of the benefit inherent in the Options and the Other Compensation will be determined by the Company and approved by an independent outside advisor to be selected by the Company prior to replacing the Options with Other Compensation, as aforesaid.

2.2 **Allotment of the Options**

After fourteen days have passed from the delivery of the Offering Circular, the Company will allot the Options to the Eligible Employees and will deliver an allotment document, duly signed by the Company, to each Eligible Employee. The

Options will be deposited with a trustee (**the "Trustee"**) pursuant to the provisions of Section 102 of the Ordinance and the Rules.

The Company will publish, on the date of, or shortly after the publication of this Circular, notice in the work places where the Eligible Employees are employed regarding the publication of this Circular or employ such other method as may be permitted by law.

2.3 **Exercise of the Options**

The Options offered under this Circular may be realized into ordinary registered shares of NIS 1.00 nominal value each (for details regarding the Exercise Shares - see Chapter Three hereof), in a manner whereby each existing Option may be exchanged for a single registered ordinary share of NIS 1.00 nominal value, subject to the adjustments set out below, in exchange for an exercise price equal to NIS 1.00. The exercise price will not be linked to the CPI or any index.

The vesting period of the Options conferred upon each Eligible Employee (as defined in Clause 1.2 hereof) will be such that the Options may be realized during the 12-month period commencing 48 months after the first day of January in the year in which the Options were allotted, unless otherwise directed by the Board of Directors. The vesting period only includes those periods during which the Eligible Employee was employed by the Company or was on unpaid leave for a period of one year or less. Notwithstanding the foregoing, the Company's board of management (or a person empowered by it for that purpose) is authorized to determine, in individual cases, at its sole discretion, that the vesting period will also include those periods during which the Eligible Employee is on unpaid leave for a period exceeding one year. The Board of Directors may, at any time, at its sole discretion, establish guidelines for the acceleration of the vesting period for all or any of the Options that have been granted according to the Plan, or regarding the lifting of restrictions pertaining to the exercise of the Options, all subject to any law.

An Eligible Employee will be entitled to exercise all or any of the Options allotted to him, on any Business Day, at his discretion, commencing from the date on which the Options will be exercisable, as provided above, but in no event after 31st December, 2012, provided that the Exercise Notice (as hereinafter defined) has been submitted to the Company 10 Business Days prior to such date.

In this paragraph "**Business Day**" means a day on which trading takes place on the TASE.

2.4 **Exercise procedure, release of the Options or shares from the Trustee and sale of the Exercise Shares**

An Eligible Employee wishing to exercise his right to exercise, in whole or in part, the Options allotted to him, shall send the Company and the Trustee written notice in the form to be prescribed by the Company from time to time ("**Exercise Notice**")

and which will include, inter alia, the number of Options the Eligible Employee wishes to exercise, provided that such number will not be less than 50% of the Options that have been allotted to such Employee (notwithstanding the foregoing, the number of Options actually exercised may be smaller than this figure due to the sale procedure of the Exercise Shares subject to the Options), accompanied by a power of attorney in favor of the Trustee and/or the Company, as explained below, and shall pay an amount equal to the Exercise Price multiplied by the number of the Exercise Shares, in the manner to be fixed by the Company. Shortly after receiving the Exercise Notice and the full amount of the consideration for the Exercise from any Eligible Employee and subject to review of the right of the Eligible Employee to exercise the Options granted to him, the Company will allot to the party giving a due Exercise Notice, the Exercise Shares due to him in respect thereof, which shares will be deposited with the Trustee pursuant to the provisions of Section 102 of the Ordinance.

Notwithstanding the foregoing, if no Exercise Notice reaches the Company within10 Business Days prior to the expiration of the Exercise Period, the Eligible Employee to whom the Option was granted will be regarded as having submitted an Exercise Notice and sale of the Exercise Shares on the same date. Accordingly, the Option will be automatically exercised for an Exercise Share, which will be sold on the Eligible Employee's behalf by the Trustee and/or the Company. The proceeds obtained from the sale of the Exercise Share will be remitted to the Eligible Employee after deducting the Exercise Price of the Option, which will be remitted to the Company, and after deducting the commissions involved in such Exercise and sale, and deduction of tax at source as required by law. For this purpose, in the allotment document to be issued by the Company to the Eligible Employee, the Employee will declare that he agrees to the mechanism set out in this paragraph, and empowers the Trustee and/or the Company to act in accordance therewith.

An option which has been exercised and for which an Exercise Share has been allotted, will cease to be valid. Until the date of exercise, holders of the Options will not be regarded as shareholders of the Company (by virtue of the Options), save that they will be granted the protection set out below, and become shareholders of the Company only if the Options will have been exercised pursuant to the conditions prescribed in this Circular. Commencing on the date of exercise, the Exercise Shares will rank pari passu with all the ordinary shares of the Company's capital.

Pursuant to a written request of the Eligible Employee, in a form agreed to by the Company and the Trustee, and which will be delivered to the Trustee, the Trustee will release the Options held in trust by him or the Exercise Shares arising from the exercise thereof, provided that prior to the release of such Options or Exercise Shares, the Eligible Employee has transferred to the Trustee and/or the Company, to their satisfaction, the amount of tax payable or a confirmation as to the payment of all taxes the payment of which is required upon the release of the Options or the Exercise Shares as the case may be.

In the alternative, the Company or the Trustee may sell on the Eligible Employee's behalf, the Exercise Shares arising from the exercise of the Options held in trust by the Trustee, pursuant to the Eligible Employee's instructions and an appropriate arrangement between the employee, the Trustee and the Company.

If the Trustee continues to hold any Exercise Shares after 24 months have passed from the last date of exercise of the Options conferred according to the Plan (namely 31st December, 2015) (**the "Trust Termination Date"**), the Company and/or the Trustee will sell such shares, deduct tax at source, deduct and pay the commissions involved in the sale and remit the balance to the Eligible Employee. For this purpose, each Eligible Employee will sign a power of attorney in favor of the Company and/or the Trustee, in such form as will be decided by the Company and the Trustee, which power of attorney will enable the Company and/or the Trustee to act on the Eligible Employee's behalf and sell the Exercise Shares held by the Trustee on the Trust Termination Date.

2.5 **Adjustment of rights**

Until the issue of the Exercise Shares as aforesaid, the holder of the Options will have no voting rights nor the right to receive dividends or any other right of a shareholder (save for the right to exercise the Options).

No adjustments in respect of dividends or other rights will be made during the period preceding the issue of the Exercise Shares, except for the following:

2.5.1 If the Company distributes bonus shares and the determination date for the distribution thereof (**the "Bonus Date"**) falls after the date of allotment of the Options but before the date of exercise, the exercise price for each option will remain unchanged, but the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase by the number of shares that the Eligible Employee would have been entitled to as bonus shares had he exercised the option immediately before the Bonus Date, and the number of the Retained Shares will correspondingly increase, and the Company will make the necessary adjustments to its capital as required by law. Similar adjustments to those stated in this paragraph will be made in the event of a split (or consolidation) of the Company's shares.

2.5.2 In the event of a rights offer by the Company to its shareholders following the allotment date of the Options but before the date of exercise, the number of shares which each Eligible Employee is entitled to receive at the time of exercise will increase to reflect the element of benefit inherent in the rights, and the number of Retained Shares will correspondingly increase. In such a case, the value of the benefit inherent in such rights as well as the necessary adjustment required according to the foregoing will be fixed by the Company pursuant to the terms of Rule 91.C 4(b) of Schedule A of Part Two of the

Stock Exchange Rules, and will be approved by an independent outside advisor who will be selected by the Company.

2.5.3 Notwithstanding the provisions of Clauses 2.5.1 and 2.5.2 above, an employee will not be entitled to exercise an option for a fractional share, and the number of shares to which the employee will be entitled at the time of exercise of the Option according to the Plan will be rounded (up or down, as the case may be) to the nearest whole number.

2.5.4 It is clarified that a distribution of a dividend by the Company (in cash or in specie) will not affect in any way the number of Exercise Shares or the Exercise Price, nor obligate the Company to make any adjustment in connection with the Option and/or the Exercise Shares.

2.5.5 In the event of a structural change in the Company ("**Structural Change**"), the merger of the Company with or into another company, either by way of a share exchange, cash purchase or otherwise ("**Merger**") or sale of all or most of the Company's assets or its issued capital to any third party ("**Sale**"), the Board of Directors may, inter alia, at its election, and subject to any law:

2.5.5.1 Determine that each option will be replaced or converted into an option of equal value in the New Company following the Merger or the Sale, and implement for such purpose changes in the exercise price (if and to the extent these will be required), all subject to the discretion of the Board of Directors; or

2.5.5.2 Determine that each option will be adopted by the New Company in a manner whereby it will be exchangeable for a share of the New Company, subject to the adjustments and changes that will be determined by the Board of Directors; or

2.5.5.3 Determine that each option will be cancelled or be returned to the Company, and the Company shall pay the Eligible Employee financial compensation for such cancellation or return of the Option, as the case may be, provided that the value of the benefit inherent in the compensation will not be less than that inherent in the Options which have been cancelled or returned to the Company, as measured on the date of the cancellation or return, as the case may be; and

2.5.5.4 Perform any act and/or adjustment relating to the Options and the terms thereof as may be required in its discretion.

For the purpose of the provisions of this Clause, the term "**New Company**" shall refer to the company with whom a Merger or a transaction of Sale has been made or which steps into the shoes of the Company after the Structural Change.

2.5.6 Unless otherwise prescribed by the Board of Directors, in the event of a winding-up of the Company, all options that have been allotted to the Eligible Employees will immediately expire prior to the winding-up of the Company. In such event, the Board of Directors may declare that all or some of the Options will expire on a certain pre-determined date, and enable all or part of the Eligible Employees to have the right to exercise the Options conferred upon them, and the Board of Directors may determine that the ability to exercise such Options will similarly apply with respect to options which, according to the terms thereof, were not exercisable on the date so fixed.

2.6 Exceptions to the Exercise of the Options - Termination of Employment

In the event an Eligible Employee ceases for any reason whatsoever to be employed by the Company under a personal contract of employment ("**Termination of Employment**"), (in this Clause 2.6 the term "**Company**" also includes a subsidiary or an affiliate of the Company), the Options to which this Circular relates will expire, as detailed below, unless otherwise determined by the Board of Directors:

2.6.1 The date of the Termination of Employment will be the date on which the employer-employee relationship between the Eligible Employee and the Company will cease ("**Termination of Employment Date**").

2.6.2 On the Termination of Employment Date, all the Options that have been allotted to the Eligible Employee under this Circular, for which the vesting period is still pending, will expire. Upon the expiry of the Options, all the Eligible Employee's rights and/or those of his heirs in connection with the Options, including the right to purchase the Exercise Shares, will expire. The Options that have been allotted to the Eligible Employee and for which the vesting period has ended by the Termination of Employment Date, may be exercised by the Eligible Employee during the 60-day period following the Termination of Employment Date, unless otherwise provided by the Board of Directors.

If no Exercise Notice reaches the Company before 60 days have passed following the Termination of Employment Date, the Eligible Employee will be regarded as having submitted an exercise and sale notice of the Exercise Shares on such date. Accordingly, the Options that were allotted to an Eligible Employee where the vesting period ended on or prior to the Termination of Employment Date will be exercised automatically, and the Exercise Shares will be sold on behalf of the Eligible Employee by the Trustee and/or the Company. The consideration obtained from the sale of the Exercise Shares will be remitted to the Eligible Employee after deducting the exercise price of the Options, which will be remitted to the Company, after deducting the commissions involved in such exercise and sale, and deduction of tax at source as required by law. For such purpose, in the allotment

document to be issued by the Company to the Eligible Employee, the Eligible Employee will declare that he agrees to the mechanism set out above and empowers the Trustee and/or the Company to act in accordance therewith.

2.6.3 Notwithstanding the foregoing, if the Termination of Employment of the Eligible Employee by the Company results from God forbid, death or Loss of Earning Capacity (as defined below), all the Options allotted to the Eligible Employee until the Termination of Employment Date of the Employee will be exercisable by the Employee or his legal heirs (as the case may be) at the end of the vesting period, as if the employment of the Eligible Employee in the Company had not ended.

"**Loss of Earning Capacity**" shall mean for purpose of this sub-clause the inability of the Eligible Employee to carry out his job function as a result of injury and/or sickness for a period of at least 6 consecutive months.

2.6.4 Notwithstanding the foregoing, if the Eligible Employee has been dismissed in circumstances which do not entitle him to severance pay as provided by the Severance Pay Law, 5723-1963, and subject to any law, all the Options allotted to him will expire, including Options for which the vesting period has ended.

2.6.5 An Eligible Employee who takes unpaid leave for a period of one year or less, will continue to be regarded as an employee for purposes of the Plan, while an Eligible Employee who takes unpaid leave for a period exceeding one year will be regarded as having terminated his employment, and ceases to be an employee for purposes of the Plan, as of the first day following one year on unpaid leave.

2.6.6 Notwithstanding the foregoing, the board of management of the Company or such person authorized on its behalf, shall be authorized to determine, in individual cases, at its sole discretion, that an Eligible Employee taking unpaid leave for a period exceeding one year will continue to be regarded as an employee for purposes of the Plan.

2.6.7 Subject to the provisions of the Plan regarding an adverse change in the conditions of allotted Options, the Board of Directors may prescribe, at any time and in its sole discretion, time periods and conditions with respect to any particular employee or generally which may be different from those set forth herein.

2.6.8 It is clarified that in no event will it be possible to exercise an Option after the expiration of the Exercise Period.

2.7 **Transferability of the Options**

Unless otherwise prescribed by the Board of Directors, the Options will not, in any event, be transferable and/or assignable, save for transmission to legal heirs. In the event of such transmission, the terms of the Option and the provisions of the Plan will be binding upon the heirs.

2.8 **Tax Implications on Allotment of Options, Their Exercise into Shares and Sale of Shares Realized**

2.8.1 General

On 15th February, 2006, the Taxes Authority approved the Plan as a share allotment plan through a trustee, pursuant to the provisions of Section 102 of the Ordinance.

The Company's duty to allot Exercise Shares at the time the Options are realized or to carry out any other act in connection with or in respect of Options or Exercise Shares is subject to the full compliance with all duties to pay income tax or other compulsory payments that apply (to the extent they apply) including deduction of any tax or compulsory payment required by law.

In the event of any liability for tax or any other compulsory payment (National Insurance, State Health Tax, etc.) in respect of and/or as a result of the Plan (whether in Israel or abroad), including in respect of the allotment of the Options to the Eligible Employees, the exercise thereof into shares, the sale of the Exercise Shares, receipt of dividend or any other benefit in respect of the Options or the Exercise Shares, it will be borne by the Eligible Employees in accordance with law (to the extent it applies by law to such Employee). The Eligible Employees will indemnify the Company and/or the Trustee in respect of any payment or claim for payment of any tax payable as aforesaid, if payable, and the Company may deduct from the sums becoming due to the Employee any balance of the Eligible Employee's debt to the Company, to the extent that such a debt exists in respect of such indemnity.

2.8.2 Taxes Applicable to Options Offered Within the Scope of Section 102 to Israeli Employees

The grant of Options in accordance with this Circular is made subject to the provisions contained in Section 102 of the Ordinance and is also subject to the Rules. Accordingly, the Company has elected the capital gains track prescribed by Section 102(b)(2) of the Ordinance for the purpose of taxing the income of Eligible Employees from the Options. The Options will be exercised subject to the provisions of paragraph 2.4 of the Circular. The

Exercise Shares (as defined below) obtained from exercising the Options will be deposited with the Trustee.

In accordance with Section 102 and the Regulations, the following provisions will apply:

[a] Date of liability for tax

The Eligible Employee's income from the allotment of the Options is tax-exempt at the time of allotment, but will be liable for tax at the time the shares resulting from the exercise of the Options are sold ("**Exercise Shares**") or the Options or Exercise Shares are transferred from the Trustee into the name of the Employee ("**Transfer**").

[b] Rate of tax

Pursuant to the capital gains track, if the Options or the Exercise Shares are held by the Trustee until the expiration of the period required by the Ordinance for the capital gains track, or until the expiration of such other period as may be approved by the Tax Authority (**the "Trust Period**"), part of the benefit inuring to the Eligible Employee from the sale of the Exercise Shares up to no higher than the average value of the Company's shares on the Stock Exchange at the end of the 30 day trading period preceding the allotment of the Options, will be regarded as income from work under Section 2(2) of the Income Tax Ordinance, such income to be adjusted to the Consumer Price Index up until the date of sale of the Exercise Shares or the execution of a Transfer, and the balance of the value of the benefit will be regarded as a capital gain liable to tax at the rate of 25%.

The Eligible Employee will not be entitled to sell Exercise Shares or execute a Transfer prior to the expiration of the Trust Period. Moreover, the rights conferred by virtue of the Exercise Shares, including bonus shares, but excluding dividends paid in cash ("**Rights**"), will be deposited with the Trustee until the expiration of the Trust Period, and the capital gains track will apply thereto.

2.8.3 The Trustee will not execute any transaction or act in connection with the Options and/or the Exercise Shares held by him, and will not transfer, assign, withdraw, attach or charge them voluntarily and will not grant with respect thereto any power of attorney or instrument of transfer, of either immediate effect or which will come into effect at a future date, except for a transfer based on a will or by operation of law, until after the applicable tax as aforesaid has been paid or until payment of the tax has been secured.

2.8.4 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, the voting rights attaching to the Exercise Shares will be vested solely in the Trustee. The Trustee will not vote in respect of Exercise Shares that are held by him on behalf of the Eligible Employee, and such Employee will be entitled to vote in respect of the Exercise Shares at meetings of the Company's shareholders only in accordance with a power of attorney from the Trustee.

2.8.5 So long as the Exercise Shares are held by the Trustee in trust for an Eligible Employee, cash dividends which may be distributed in respect thereof will be transferred directly to the Eligible Employee, all as determined by the Company's Board of Directors, at its sole discretion and subject to any law, prior to implementing the distribution of such dividend.

The terms of Clause 2.8 above reflect the law in force on the date of the Circular. The legal provisions relating to the compulsory payments and tax aspects in relation to the Options granted under this Circular are liable to change from time to time. The foregoing does not purport to be an authoritative interpretation of the tax provisions mentioned above, or an exhaustive description of the general provisions of law pertaining to taxes which may apply in connection with the Options being offered to the Eligible Employees, and does not serve as a substitute for legal and professional advice on the subject. As is usual when deciding on an investment, each Eligible Employee receiving Options who decides to exercise them must consider the various tax aspects and tax implications that his investment will have. The Eligible Employee must consult his professional advisors, including legal and tax counsel, having regard to his own particular circumstances.

2.9 Consideration for the Options Offered

The Options offered are offered for no consideration. Assuming all the offered Options are exercised, the Company will receive proceeds amounting to NIS 150,000, without linkage to the CPI. The amount to be received by the Company was determined according to the exercise price determined by the Board of Directors on the date it resolved to grant the Options, multiplied by the number of Options offered at such exercise price, as set out in this Chapter.

2.10 The Economic Value of the Options

2.10.1 The Company applies Accounting Standard No. 24 "Share Based Payment". The main provisions of the Standard are to require the recognition of expenses in respect of the Options in the financial statements of the Company according to their economic value at the time the Options are actually allotted. The expense will be recorded in the financial statements of the Company over the vesting period of the Options and according to the number of options to be granted.

2.10.2 The calculation of the economic value of each Option reflected in the financial statements of the Company will be made according to the Black and Scholes model, according to the terms of the Plan and according to the principles embodied in Accounting Standard No. 24, as aforesaid.

2.10.3 By way of illustration only, there follows a calculation of the economic value of each Option were it to have been actually granted at about the time of submission of this Circular:

[a] The price of the share for the purpose of the calculation is the closing price of the share of the Company on the Stock Exchange at the close of trading on 17th January, 2008 (NIS17.17).

[b] The exercise price is NIS 1.00, unlinked.

[c] Until the Exercise Shares are issued, the holder of the Option will have no right to receive any dividend.

[d] The calculation is made subject to the following assumptions:

- the standard deviation is calculated according to the daily yield according to the price of the share of the Company on the Stock Exchange over the last four years; accordingly, the standard deviation is about 24.56%.
- the life expectancy of the Options is four years.
- the annual rate of capitalization is determined according to the yield to maturity of unlinked bonds ("Shahar"), which corresponds to the life. expectancy of the Options, and accordingly, the calculation assumes a rate of interest for capitalization of 5.47%.
- the yield on account of dividend which the shareholders of the Company expect to receive is 6.47%.

[e] The calculation of the economic value does not take into account the fact that the Options will not be listed for trading on the Stock Exchange, and also does not take into account the vesting periods of the Options as provided in the Plan and the tax likely to apply at the time of sale of the Exercise Shares.

On the basis of the above assumptions, the value of each Option is NIS 12.451.

It is emphasized that the calculations presented above were made as of 17 January, 2008. The determination date for calculating the value of the Options for the purpose of the financial statements of the Company, according to Accounting Standard No. 24, is the date on which the Options are granted (and not the submission date of the Circular). Therefore, the value of the Option which will serve for the recognition of the amounts of the expense to be actually recorded and reflected in the financial statements of the Company will be different from the data presented above, and will be subject to computation by the Company on the basis of similar assumptions.

Chapter 3 - The Exercise Shares

The Exercise Shares will rank equally with all the ordinary shares of the Company's capital. All the shares in the Company's capital are registered shares, having a nominal value of NIS 1.00.

Details concerning the provisions contained in the Company's Articles of Association, relating to the rights attaching to the Company's shares (and to the Exercise Shares), are set out below:

3.1 **Voting rights**

Each ordinary registered share confers upon the holder thereof the right to receive notices of and to attend general meetings of the shareholders of the Company, and the right to one vote in respect of each ordinary share whenever votes are cast at any general meeting of the Company attended by the holder thereof.

3.2 **Rights to dividend and distribution of bonus shares**

All ordinary shares in the Company's capital rank equally among themselves and confer upon the holders thereof the right to receive dividends (if and when distributed), the right to receive bonus shares (if and when distributed), and the right to participate in the distribution of surplus assets of the Company after the winding-up thereof according to the proportionate share thereof in the Company's issued share capital.

Shareholders entitled to dividends are the shareholders on the date of the resolution regarding the dividends or on such later date as may be determined by the resolution. The Company's resolution to distribute dividends or bonus shares shall be adopted by the Board of Directors of the Company.

Subject to any special rights or restrictions attaching to any shares, dividends in cash and bonus shares will be paid and distributed to the shareholders in proportion to the capital amount paid on the nominal value of the shares held by them, disregarding any premium paid thereon.

No dividend or monies or benefits in respect of a share will bear interest.

The Board of Directors may deduct from any dividend or monies or benefits in respect of a share, such sums as the holder of such share owes the Company on account of calls at such time.

The Board of Directors may withhold any dividend or bonus shares or monies or benefits in respect of a share over which the Company has a charge, and apply such

dividend or bonus shares or monies or benefits in discharge of the debts or liabilities in respect of which the Company holds a charge.

In order to execute any resolution regarding a distribution as defined in the Companies Law, 5759-1999 (**the "Companies Law"**) the Board of Directors may, as it deems fit, settle any difficulty arising in relation to the distribution, and take such steps as are required for that purpose. Shares of a value less than that resolved by the Board of Directors will not be taken into account for the purpose of adjusting the rights of shareholders.

The Board of Directors may determine from time to time the manner of paying the dividend or the distribution of the bonus shares and the arrangements relating thereto to registered shareholders or with respect to those holding share warrants. Without derogating from the generality of the foregoing, the Board of Directors may pay any dividend or monies in respect of shares by sending a cheque by post to the address of the shareholder as registered in the register of shareholders of the Company. The dispatch of any such cheque will be at the risk of the shareholder.

In the event of a declaration of dividend, distribution of shares or debentures following a capitalization or grant of any rights to members, for subscription to shares as yet unissued, the Board of Directors will publish a notice thereof at least once in two daily newspapers in Israel.

A dividend, the payment of which has not been claimed within a period of seven (7) years from the date of the resolution to distribute the same, will be regarded as having been waived by the person entitled thereto and such dividend will revert to the ownership of the Company.

3.3 Increase of Capital and Modification of the Rights Attaching to the Company's Shares

A general meeting of the shareholders may decide upon the following matters by a resolution passed by a simple majority:

1. To increase its registered share capital by such amount as will be resolved, by creating new shares on such conditions and with such rights as the resolution prescribes. Such resolution may be adopted whether or not all the shares for the time being have been issued or a resolution exists for the issue thereof and whether or not they have yet to be issued or resolved to be issued.

2. To cancel any registered capital which has not been allotted, provided no undertaking, including a contingent undertaking, on the part of the Company exists to allot such registered share capital.

3. To vary, cancel, convert, extend, add to or otherwise modify the rights, privileges, advantages, restrictions and terms whether or not for the time being related to the Company's shares.

4. To consolidate and redistribute its share capital into shares of larger or smaller denominations than those of the existing shares.

5. To reduce its share capital in such manner and on such terms and subject to obtaining such approvals as are required by law.

6. To make any other change in the Company's share capital or the rights attaching to its shares, to the extent that such power is not vested in any other organ of the Company.

The rights conferred upon the holders of any shares, including preference shares (as defined in the Securities Law, 5728-1968), will not be deemed to have been varied by the creation or issue of additional shares ranking pari passu with them, unless otherwise stipulated by the terms of issue of such shares.

The Board of Directors of the Company may:

1. Issue shares and other securities, including convertible or realizable securities, up to the amount of the Company's registered share capital, and may similarly allot the same (or otherwise deal therewith) to such persons, in exchange for cash or other non-cash consideration, on such exceptions and conditions, at a premium or at par or at a discount, at such times as it deems fit; and grant any person the right to demand the allotment of any shares during such time period and against such consideration as the Board of Directors may determine.

2. Issue redeemable securities and redeem the same in such manner and on such conditions as it may resolve from time to time.

3. Resolve to issue a series of debentures within the scope of its authority to borrow on the Company's behalf, and to the limit of such power.

Upon the issue of shares the Board of Directors may establish different conditions for the shareholders in relation to the consideration, the amounts of the calls and/or the dates of payment thereof.

3.4 Transfer of Shares

No transfer of shares of the Company will be registered without a proper instrument of transfer being delivered to the Company. The instrument of transfer of a share in the Company will be signed by the transferor and transferee, and the transferor will be deemed to remain the shareholder until the transferee's name is registered in the register of shareholders in respect of the share transferred.

Any document (including the certificate of the share being transferred) that the Board of Directors may require in connection with the transfer must be submitted to the Company together with the instrument of transfer.

The Board of Directors may decline to recognize the instrument of transfer until the certificate of the share being transferred is attached thereto, together with such other evidence as the Board of Directors may demand to prove the transferor's right to transfer the share, and payment of a transfer fee if prescribed by the Board of Directors.

3.5 **Notices to Shareholders of General Meetings**

A notice convening a general meeting will be published in at least two Hebrew daily newspapers having a broad circulation, and will include the agenda fixed for the meeting, the proposed resolutions and arrangements regarding poll cards as the case may be.

The Company is not bound to personally serve notice of a general meeting on a shareholder registered in the register of shareholders.

3.6 **General Meetings of the Company's Shareholders**

There will be a quorum for holding a general meeting when at least two shareholders holding at least twenty-five per cent (25%) of the voting rights are present, within half an hour of the time appointed for the meeting to proceed to business.

If within half an hour of the time appointed for the meeting to proceed to business a quorum is not present at the general meeting, the meeting will stand adjourned to the same day in the next week at the same time and place, or to such other time if specified in the invitation to the meeting or the notice of the meeting. If no quorum is present at the adjourned meeting within half an hour of the time appointed therefore, the meeting will take place with such number of participants as are present. Notwithstanding the foregoing, if the general meeting has been convened upon requisition by shareholders as provided in Sections 63(b)(2) or 64(a) of the Companies Law, the adjourned meeting will be held only if there are present at least that number of shareholders required to convene a meeting as provided in those sections of the Law.

A general meeting at which a quorum is present may resolve to adjourn the meeting to such other time and place as it may determine. At the adjourned meeting, only the business appearing on the agenda of the original meeting and for which no resolution has been passed, will be transacted. If the general meeting is adjourned for a period exceeding 21 days, notices of the adjourned meeting will be given as stated in Clause 3.5 of this Circular.

3.7 **Election of the Members of the Board of Directors**

The number of members of the Board of Directors will be fixed from time to time by a resolution of the general meeting of the Company. The number of members of the Board of Directors will not be less than seven (7) nor greater than fifteen (15).

The directors of the Company will be appointed by a resolution adopted by a general meeting of the shareholders present at the meeting personally or by proxy. Notwithstanding the foregoing, the Board of Directors may resolve, from time to time, to appoint an additional director or directors whether as an additional director, or in order to fill the position of a director that has fallen vacant for any reason, provided that every such appointment and any change in such appointment will be made in accordance with the provisions of a voting agreement between the shareholders of the Company entitled to appoint directors, a signed copy of which has been given to the Board of Directors.

A director will take up office on the date of his appointment or at such later date in the future, in accordance with the resolution of the general meeting or of the Board of Directors, as the case may be, which appointed the director. Such appointment will continue until it is terminated or discontinued.

A director may resign by written notice given to the Board of Directors, the chairman of the Board of Directors or the Company, and such resignation will enter into effect on the date the notice is given, unless a later date is prescribed in the notice. The director's notice of resignation will contain the reasons for his resignation.

Upon notice of a director's resignation being received, notice thereof and the reasons given therefore shall be submitted to the Board of Directors, and they shall be recorded in the minutes of the next meeting convened after the resignation.

The general meeting may, at any time, remove a director from office. In addition, the Board of Directors may remove from office a director that it appointed, provided that such termination of service shall be made with the consent of the shareholders. A director removed from office will be given a reasonable opportunity to present his case to the general meeting or the Board of Directors, as the case may be.

Without derogating from the causes enumerated in the Companies Law, the office of a director will be vacated in any of the following cases: if he has resigned his office, been removed from office, been convicted of an offence under the law, by a decision of a court of law made according to the law, if the director has been adjudicated bankrupt, and, if a corporate body, a resolution has been passed for its voluntary liquidation or a winding-up order is made against it, upon the date of adoption of a resolution by the Board of Directors terminating his office, if he has become legally incompetent, upon the expiration of the period for which he was elected and if the director was absent from six consecutive meetings of the Board of Directors or from eight non-consecutive meetings of the Board of Directors during

one year, provided, however, that the Board of Directors may allow a director's membership to continue if the absences occurred during a period of time not exceeding six months.

A director who has ceased to hold office may be re-appointed. If no director is appointed or if the office of a director is vacated, the remaining directors may act in all matters so long as their number has not fallen below the minimum prescribed for the time being for meetings of the Board of Directors.

Chapter 4 – Details Regarding the Company's Share Prices

The following sets out details of the highest and lowest prices at which the Company's shares were traded in 2006 and 2007, and during the period between January 1st, 2008 and January 17th, 2008 on the Stock Exchange (without taking into account dividend distributed during the same period):

Stock Exchange Price	In the Period Between January 1st 2008 and January 17th 2008		2007		2006	
	Date	NIS Price	Date	NIS Price	Date	NIS Price
High	02.01.2008	19.55	10.05.07	23.45	20.04.06	24.08
Low	16.01.2008	16.86	04.12.07	18.11	10.08.06	18.18

The share price on the Stock Exchange on January 17th, 2008 (the last trading day before the date of this Circular) was NIS 17.17.

Chapter 5 – Reference to Financial Statements

Eligible employees are referred to the Company's financial statements as at December 31, 2006, published on March 21, 2007, the Company's financial statements as at March 31, 2007, published on May 29, 2007, the Company's financial statements as at June 30, 2007, published on August 30, 2007, and the Company's financial statements as at September 30, 2007, published on November 21, 2007.

The Company also refers the Eligible Employees to the Immediate Reports that were published by it commencing 21st November, 2007 (excluding those reports regarding changes in the holdings of institutional bodies), as follows:

Date of Publication of Immediate Report	Subject Matter
16/01/08	Increase of the ratio of the overall capital to 12% in 2009, dividend policy, retirement plan
16/01/08	The Bank's Work Plans and Budget Approval for 2008
15/01/08	Holding(s) in Company
15/01/08	Holding(s) in Company

14/01/08	Arison Holdings purchased 1 million shares of the bank, will hold 20.84%
14/01/08	Change in holdings of Interested Party - Alliance LP
13/01/08	Holding(s) in Company
10/01/08	The effect the decline in the value of the structured and mortgage-backed assets had on the 2007 Report
08/01/08	Holding(s) in company
08/01/08	Lazard Asset Management LLC has become an interested party
06/01/08	Holding(s) in company
02/01/08	Schedule Senior Office Holders – as of 01/01/08
01/01/08	Preliminary Circular
01/01/08	Preliminary Circular
31/12/07	Holdings of interested parties – amendment of report
31/12/07	Lazard Management holds 63,608,757 shares (5.045% of the shares of the Bank)
30/12/07	Holdings of interested parties
24/12/07	Holdings of interested parties
20/12/07	Agreement for acquisition of 75.8% OJSC Bank in the Ukraine for approx. $136 m
19/12/07	Board of Management and office holders –schedule as at 14/12/07
17/12/07	Update of the percentages held by trusts in Arison Holdings (the controlling party)
16/12/07	Changes and Schedule of Capital-Deposit/Withdrawal Certificate –Subordinated Notes C Continuous Trading Institutional
13/12/07	Appointment of office holder –Member of the Board of Management, Head of Risk Management – Koller Dan Alexander
13/12/07	Appointment of office holder – Member of the Board of Management, Head of Human Resources – Klausner Doron
13/12/07	Appointment of office holder – Member of the Board of Management, Head of Client Asset Management – Pri-Zan Hanna
10/12/07	Response – in negotiations to acquire control of the Russian bank SDM for $140-160m
09/12/07	Holdings of interested parties
22/11/07	Changes and Schedule of Capital – private issue
22/11/07	Holdings of interested parties
22/11/07	Pozitif (57.55%) completes purchase of bank in Kazakhstan, capital to be injected in Pozitif
21/11/07	Dividend of 32 agoroth per share, ex 28/11/07, payment 12/12/07
21/11/07	3rd quarter report for year 2007

Date: January 20th, 2008

Respectfully yours,

____________ ____________

Bank Hapoalim B.M.

Name of signatory on behalf of the Corporation: Doron Klauzner
Title: Member of the Board of Management, Head of Human Resources, Logistics and Procurement
Name of signatory on behalf of the Corporation: Eli Eisdorfer
Title: Manager of Human Resources Division

END